UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

CORNERWORLD CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	98-0441869
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13101 Preston Road Suite 100, Dallas, Texas	75240
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code)	(888) 837-3910

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	____________________________

____________________________	____________________________

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  Business

Please see the information found under Item 1 in the annual report on Form 10-K for the year ended April 30, 2010 filed by CornerWorld Corporation (the “Company”) on August 13, 2010 with the Securities and Exchange Commission, and which is incorporated herein by reference.

ITEM 1A.  Risk Factors

Not applicable for a smaller reporting company.

ITEM 2.  Financial Information

Please see the information found under Part II Item 7 in the annual report on Form 10-K for the year ended April 30, 2010 filed by the Company on August 13, 2010 with the Securities and Exchange Commission, and which is incorporated herein by reference.  In addition, please see the information found in Part I, Item 2, in the quarterly reports on Form 10-Q for the quarters ended July 31, 2010, October 31, 2010 and January 31, 2011 filed by the Company on September 14, 2010, December 15, 2010 and March 17, 2011, respectively, with the Securities and Exchange Commission, and which are incorporated herein by reference.

ITEM 3.  Properties

The Company currently leases office space that it shares with Enversa consisting of approximately 7,670 square feet. This lease is located in Dallas, Texas and expires January 31, 2016.  The Company also leases approximately 1,074 square feet in a different floor in the same office building; this lease is month to month and the Company may vacate these premises at any time.

The Company also maintains an office consisting of approximately 2,655 square feet of leased space in Holland, Michigan for all its Michigan operations. The lease agreement for this property expires January 31, 2012.

The Company also leases approximately 5,662 square feet in Houston, Texas; this lease is month to month and the Company may vacate these premises at any time.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The table on the following page sets forth, as of April 30, 2011 (except where otherwise noted), certain information with respect to shares beneficially owned by (i) each person who is known by the Company to be the beneficial owner of more than five percent of the Company’s outstanding shares of Common Stock, (ii) each of the Company’s Directors, (iii) each of the executive officers and (iv) all current Directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date. As of April 30, 2011, the Directors and executive officers of the Company held a total of 41,694,544 shares of Common Stock entitled to vote, representing 27.6% of the then outstanding shares of Common Stock.

Beneficial Owner	Amount of Common Stock Beneficially Owned as of April 30, 2011 (1)	Percentage of Common Stock Outstanding (1)

Executive Officers and Directors (2)
Scott Beck (3)	29,051,038	19.6%
Marc Blumberg (4), (7)	4,035,000	2.7%
Marc Pickren (5)	5,733,000	3.9%
V. Chase McCrea III (6)	3,175,000	2.2%
All executive officers and directors as a group (consisting of 4 individuals)	41,994,038	27.8%

Other 5% stockholders:
IU Holdings, LP (8)	48,414,132	32.9%
Internet University, Inc. (7)	20,542,435	14.0%
IU Holdings II, LP (7)	9,900,000	6.7%
Total Executive Officers, Directors and Affiliates (2)	120,850,605	69.4%

(1)

The number of shares of Common Stock outstanding as of April 30, 2011 was 174,138,066. The number of beneficially owned shares includes shares issuable pursuant to stock options that may be exercised within sixty (60) days after April 30, 2011 as well as warrants that are immediately exercisable. In addition, the table contemplates the issuance of shares and warrants to certain individuals and entities as detailed in Item 10, “Recent Sales of Unregistered Securities”. At the time of this filing, all warrants had been issued but the share issuances had not yet been completed.

(2)

Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the officers and Directors named in the table have sole voting and investment power with respect to all shares of Common Stock. Unless otherwise indicated, the business address of each beneficial owner listed is 13101 Preston Road, Suite 100, Dallas, Texas 75240.

(3)	Includes 1,321,000 shares issuable upon exercise of warrants immediately exercisable as of April 30, 2011.

(4)

Includes 1,500,000 warrants to purchase common stock exercisable within sixty (60) days of April 30, 2011. In addition, the number includes 375,000 shares issuable upon exercise of stock options exercisable or that vest within 60 days of April 30, 2011.

(5)	Includes 275,000 shares issuable upon exercise of stock options exercisable or that vest within 60 days of April 30, 2011.

(6)	Includes 175,000 shares issuable upon exercise of stock options exercisable or that vest within 60 days of April 30, 2011.

(7)	Mr. Blumberg is a shareholder and the President of Internet University, Inc. His business address and the business address of these entities is 12404 Park Central, Suite 400, Dallas, Texas 75251.

(8)	The business address of this entity is 5005 LBJ, Freeway, Suite 370 Occidental Tower Management, Dallas, TX 75244.

ITEM 5.  Directors and Officers

The Company currently has 2 Directors. The term of each Director expires at the Company’s annual meeting each year. The persons whose names are listed below will serve until the Annual Meeting in 2011 or until his successor has been elected and qualified.  Our Board of Directors is not currently divided into classes.

Name of Director	Age	Positions with CornerWorld Since
Scott N. Beck	37	Chief Executive Officer and Director, 2007
Marc Blumberg	37	Director, 2008

Scott N. Beck was appointed Chairman and CEO of CornerWorld after founding CornerWorld in 2007.  Prior to founding CornerWorld Corporation, from 2004 to present, Mr. Beck has served as Chairman and President of Beck Ventures, a venture capital firm that he founded.  Prior to founding Beck Ventures, Mr. Beck worked as an Associate Vice-President at JP Morgan Chase and Co’s Lab Morgan where he focused on new business formation and corporate strategy for the bank globally. Prior to joining JP Morgan Chase, Mr. Beck was a member of SG Cowen’s leveraged Finance Group, where he provided support to clients who access the high yield and leveraged finance capital markets. Preceding SG, Mr. Beck was a senior auditor at Ernst and Young LLP. Mr. Beck received a Masters of Accounting from the McCombs School of Business at the University of Texas at Austin where he completed his B.B.A. Mr. Beck is a member of the Board of Directors of United Texas Bank and is President of Beck Properties Trophy Club.   The Board of Directors has determined that Mr. Beck’s prior experience working as an investment banker on Wall Street with both high-tech and public companies make him uniquely qualified to serve as the Chairman of CornerWorld.

Marc Blumberg was appointed Director subsequent to CornerWorld’s August 27, 2008 acquisition of Enversa Companies.  Mr. Blumberg has been with imc2 since 1997 and currently serves as their President. He leads their clients in developing innovative and effective marketing strategies.  Mr. Blumberg helped build the company from six to a staff of over 500 people providing services to Procter & Gamble, The Coca-Cola Company, and GlaxoSmithKline. Before joining imc2, Mr. Blumberg was a strategy consultant for Gemini Consulting’s MAC Group and for the New England Consulting Group. Mr. Blumberg has spent his professional career consulting with FORTUNE 500 companies. He holds a Bachelor of Science in Economics from the University of Pennsylvania’s Wharton School of Business.   The Board of Directors has determined that Mr. Blumberg’s joint experience with imc2 and serving as a consultant to FORTUNE 500 companies adequately qualifies him to serve on the Board of Directors.

The business and affairs of the Company are managed under the direction of the Board of Directors. The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board’s responsibilities to stockholders. The Board believes that its practices align management and stockholder interests. Highlights of our corporate governance practices are described below.

Additional Executive Officers

Marc Pickren, age 40, has served as our President since his appointment on May 9, 2011.  Prior to his appointment as President of CornerWorld, he served at the Company’s Chief Marketing Officer and as President of the Company’s Enversa division, which he co-founded with Marc Blumberg.  He is responsible for strategic vision, process architecture, and sales and marketing.  Before founding Enversa, Mr. Pickren spent nearly three years with J. Walter Thompson as a partner in their Government and Direct-Response Practice where he directed a worldwide team of account managers and online strategists. Prior to J. Walter Thompson, Mr. Pickren was with TMP Worldwide/Monster.com, where he helped the private yellow pages agency grow to a leading public Internet media concern that would become one of the most successful public offerings of the late 1990’s.

V. Chase McCrea III, age 43, has served as our Chief Financial Officer since his appointment September 18, 2009.  Mr. McCrea is a CPA with over 18 years of experience working with and for public companies serving in a variety of capacities.  Until July 2007, Mr. McCrea had served as the Interim Chief Financial Officer and Vice President of Finance of Home Solutions of America, Inc., a publicly traded construction concern. Prior to that, he worked as the Director of Finance for Penson Worldwide, Inc., an international securities clearing firm dating to the summer of 2006, and also as a Manager of SEC Reporting for chemical giant Celanese dating to the summer of 2005. For several years prior to 2005 Mr. McCrea had served as the Director of SEC Reporting for technology company DG Systems (the predecessor company to DG/FastChannel, Inc.) as well as serving as the Director of Finance for approximately five years for a telecommunications provider. Mr. McCrea’s experience includes over eight years working for Big Four accounting firms, where he attained the level of assurance manager. Mr. McCrea holds a Bachelor’s of Science in Accounting from the highly regarded accounting school at the University of Southern California. The Board of Directors has determined that Mr. McCrea’s experience working with and for publicly traded companies adequately qualifies him to serve as Chief Financial Officer.

Code of ethics

The Company has not currently adopted a code of ethics.

Director Independence

Our common stock is currently quoted on the Pink Sheets and is not listed on the Nasdaq Stock Market or any other national securities exchange. Accordingly, we are not currently subject to the Nasdaq continued listing requirements or the requirements of any other national securities exchange. Nevertheless, in determining whether a director or nominee for director should be considered "independent" the board utilizes the definition of independence set forth in Rule 5605(a)(2) of the Nasdaq Marketplace Rules. The board has determined that Mr. Peter Lazor qualifies as "independent " pursuant to this rule.

Board meetings

The Board of Directors held 3 meetings during the fiscal year ended April 30, 2011.  Mr. Beck and Mr. Blumberg attended all three meetings.  Directors receive no compensation for meeting attendance.

Board committees

We do not have an audit, nominating or compensation committee. We intend, however, to establish an audit committee and a compensation committee of our Board of Directors in the future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

We do not have an audit committee financial expert on our Board because we do not have an audit committee and hiring an expert would be cost prohibitive.

Board Structure

Our Board has not chosen to separate the positions of Chief Executive Officer and Chairman of the Board in recognition of the fact that our operations are sufficiently limited that such separation would not serve any useful purpose. Our Chairman and Chief Executive Officer is responsible for setting the strategic direction for our company and for the day-to-day leadership of our Company, as well as setting the agenda for Board meetings and presiding over meetings of the full Board.

Role of Board in Risk Oversight Process

Management is responsible for the day-to-day management of risk and for identifying our risk exposures and communicating such exposures to our Board. Our Board is responsible for designing, implementing and overseeing our risk management processes. The Board does not have a standing risk management committee, but administers this function directly through the Board as a whole. The whole Board considers strategic risks and. opportunities and receives reports from its officers regarding risk oversight in their areas of responsibility as necessary. We believe our Board’s leadership structure facilitates the division of risk management oversight responsibilities and enhances the Board’s efficiency in fulfilling its oversight function with respect to different areas of our business risks and our risk mitigation practices.

Communications with the Board of Directors

Stockholders with questions about the Company are encouraged to contact the Company by sending communications to the attention of the Chief Executive Officer at 13101 Preston Road Suite 100, Dallas Texas 75230.  If stockholders feel that their questions have not been sufficiently addressed through communications with the Chief Executive Officer, they may communicate with the Board of Directors by sending their communications to the Board of Directors, c/o the Chief Executive Officer at the same address.

ITEM 6.  Executive Compensation

SUMMARY COMPENSATION TABLE

The table on the following page sets forth the compensation earned by our Chief Executive Officer and our Chief Financial Officer for the last two fiscal years.  We do not have any other executive officers who were awarded, earned or were paid over $100,000.

Name and principal position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e) (1)	Option Awards ($)(f)(2)	All Other Compensation ($)(i)	Total ($)(j)
Scott N. Beck, Chairman of the Board of Directors, Chief Executive Officer	2011	250,000	—(5)	107,662	—	—	357,662
	2010	250,000	134,375	—	—	—	384,375
	2009	166,667	—	7,161	—	190,000(3)	363,828

Marc A. Pickren, President	2011	200,000	45,859(5)	40,633	—	—	286,491

V. Chase McCrea III, Chief Financial Officer	2011	156,250	10,000(5)	25,633	6,800	—	198,713
	2010	109,598(4)	13,000	—	8,500	—	131,098

(1)

The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the applicable fiscal year, in accordance with ASC Topic 718 (formerly FAS 123[R]) of stock awards granted to each named executive officer, and therefore include amounts from awards granted in and prior to the applicable fiscal year. Assumptions used in the calculation of this amount are included in footnote 8 to the Company’s audited financial statements for the fiscal year ended April 30, 2010 included in the Company’s Annual Report on Form 10-K.

(2)

The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the applicable fiscal year, in accordance with ASC 718 with respect to outstanding stock options granted to each executive officer, whether granted in that fiscal year or in prior fiscal years. These balances have not been adjusted for the potential impact of estimated forfeitures. Assumptions used in the calculation of this amount are included in footnote 9 to the Company’s audited financial statements for the fiscal year ended April 30, 2009 included in this Annual Report on Form 10-K.

(3)	Amounts reported reflect a fee earned for completion of the Woodland Acquisition.

(4)	Amounts reported include salary and consulting compensation earned prior to Mr. McCrea being named Chief Financial Officer effective September 18, 2009.

(5)

Final bonus amounts are not calculable through the latest practicable date.  The bonuses are expected to be finalized for the fiscal year ended April 30, 2011 pending financial statement audit to be completed prior to July 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth information regarding stock option awards previously granted which were outstanding at April 30, 2011.

		Option Awards				Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Unexercisable Options (c)	Equity Incentive Plan: Number of Securities Underlying Unexercised Unearned Options (d)	Weighted Average Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares of Units of Stock That Have Not Vested (g)	Market Value of Shares of Units of Stock That Have Note Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($) (i)	Equity Incentive Plan Awards: Market of Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)
Scott N. Beck	—	—	—	—	—	—	—	—	—
Marc Pickren	400,000	150,000	—	$0.50	8/26/13	—	—	—	—
V. Chase McCrea III	175,000	275,000	—	$0.20	10/12/15	—	—	—	—

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

Mr. Beck and Mr. McCrea are named Executive Officers currently employed subject to an employment agreements.  Pursuant to their respective employment agreements, they are entitled to payments for termination resulting from a change in control.

Should Mr. Beck be terminated prior to the expiration of his contract for a reason other than cause, as defined, he is entitled to the following:

a)	Payment of the full amount of base salary for the days remaining of the contract for the full three (3) year period of the contract; paid in full within ten (10) days of the date of termination

b)

Any bonus amount that would otherwise have been payable to Employee, payable on the next date on which a bonus amount would have otherwise been payable to Employee following the  termination Date, prorated through the Termination Date;

c)	any vacation pay accrued but unpaid as of the Termination Date, payable in a single lump sum payment on the Termination Date; and

d)	the lump sum payment of One Million Dollars ($1,000,000) paid in full within ten (10) days of the date of termination.

Should Mr. McCrea be terminated prior to the expiration of his contract for a reason other than cause, as defined, he is entitled to the following:

a)	Payment of his base salary for 180 days payable in accordance with the customary payroll practices of the Company for a period of 180 days

b)

Any bonus amount that would otherwise have been payable to Employee, payable on the next date on which a bonus amount would have otherwise been payable to Employee following the  termination Date, prorated through the Termination Date; and

c)	any vacation pay accrued but unpaid as of the Termination Date, payable in a single lump sum payment on the Termination Date.

ITEM 7.  Certain Relationships and Related Transactions and Director Independence

During a portion of the year ended April 30, 2009, the Company used the offices of its Chief Executive Officer for its minimal office facility needs for no consideration. No provision for these costs has been provided since it has been determined that they are immaterial.

The Company’s Enversa division receives administrative support from its former parent company, Internet University, Inc. (“Internet University”). Included in such administrative support are human resources, accounting, information technology and facilities services. Prior to moving on February 1, 2011, Enversa operated from office space provided by Internet University and utilized furniture and equipment provided by Internet University in such office space. The costs of such services have been billed to Cornerworld and are reflected in the income statements in the total amount of $253,999 and $256,862 for the years ended April 30, 2011 and 2010, respectively.

Additionally, all of CornerWorld’s and Enversa’s employees are leased to Enversa through a certain Transition Services Agreement between Cornerworld, Enversa, and Internet University, Inc. CornerWorld and Enversa employees are paid under the federal employer identification number and are included in the employee benefit programs, such as life, health and disability insurance and 401(k) of a subsidiary of Internet University. CornerWorld paid a total of $2,531,345 and $1,493,279 of actual salaries for CornerWorld’s corporate and Enversa personnel during the years ended April 30, 2011 and 2010, respectively, which included an allocation of payroll taxes and employee benefits calculated at 15% of salary.

On August 27, 2008, Enversa entered into a $500,000 line of credit with Internet University which was originally intended to expire on February 23, 2009. From time to time, Enversa and Internet University amended the line of credit, which extended the maturity date until December 31, 2010 and provided a schedule for payments. The line of credit bears interest at 8.00% per annum and is secured by a second priority security interest in CornerWorld’s membership interests in Enversa, a first priority security interest in all of Enversa’s assets and in all products, proceeds, revenues, distributions, dividends, stock dividends, securities and other property, rights and interests that Cornerworld and Enversa receives or is at any time entitled to receive. There was no outstanding balance under the line of credit at April 30, 2011 and the Company no longer has access to the unused portion. The Company recognized interest expenses totaling $6,944 and $23,575 during the years ended April 30, 2011 and 2010, respectively, related to this line of credit.

On February 23, 2009 the Company completed the acquisition of all of its Michigan-based operating divisions (the “Woodland Acquisition”). As a result of the Woodland Acquisition, the Company issued debt and equity securities to Mr. Ned Timmer (“Timmer”) who became a member of the Board of Directors and the President of the Company’s Woodland division. Timmer was the holder of a $4,200,000 secured debenture as well as a holder of the Company’s $3,100,000 purchase money note.

On December 22, 2009, the judge in the United States District Court for the Western District of Michigan issued an order (the “Order”) which, among other things,  ordered: (1) The actions taken by Timmer on December 10, 2009 to gain corporate control over Woodland are deemed null and void;  (2) Timmer shall return to CornerWorld all collateral and/or property belonging to the Company over which he has asserted control, including, but not limited to, the funds contained in bank accounts; and (3) Timmer shall be removed from active management of the Holland employees, but shall be retained on the Board of Directors of the Company.

As detailed in the Form 8-K filed on February 16, 2011, on February 3, 2011, CornerWorld and Timmer entered into a Settlement Agreement the principal terms of which were as follows:

•

Timmer canceled an aggregate of $6.1 million principal on outstanding notes payable.  These notes had outstanding balances totaling $1.9 million and $4.2 million, respectively. The Company paid interest expenses to Timmer totaling approximately $729,533 and $886,333 on these two facilities during the years ended April 30, 2011 and 2010, respectively.

•	Timmer returned all collateral stock certificates/membership interests in his possession.

•

Timmer returned all CornerWorld common stock in his possession representing approximately 35% of the total outstanding stock of the Company.  This included 31,450,000 shares held by the Ned Timmer Trust and 2,100,000 shares in the name of Ned Timmer.  In addition, Timmer returned 400,000 shares held by HCC Foundation and warrants to purchase 2,750,000 shares.

•	Timmer resigned from the CornerWorld Board of Directors, resigned his position as an officer of the Company and his employment agreement was terminated.

•

Timmer terminated the lease between Woodland Holdings, a CornerWorld subsidiary, and Sol Danzer Enterprises, LLC. During the years ended April 30, 2011 and 2010, the Company paid approximately $211,644 and $211,644 in rent and management fees to Timmer as a result of this lease.

On March 30, 2011, CornerWorld paid Timmer $7.8 million.  The payment was comprised of (1) $6.0 million in cash (the “Lump Sum Payment”) and (2) a Promissory Note (the “Timmer Note”) for $1.8 million.  Subsequent to the payment Lump Sum Payment and the issuance of the Timmer Note, Timmer is no longer affiliated with the Company as an employee, a shareholder or a member of its Board of Directors.  Accordingly, subsequent to March 30, 2011, Timmer is no longer a related party.

The Company funded the Lump Sum Payment with a combination of third party and related party financing.

A portion of the Lump Sum Payment was sourced from IU Holdings, LP (“IUH”).   On March 30, 2011, the Company entered into a subordinated $1.5 million promissory note with IUH (the “Tier 2 Junior Note”).  Principal under the Tier 2 Junior Note is payable in quarterly installments of $187,500  commencing on May 31, 2011 until such point as the Tier 2 Junior Note matures on February 28, 2013.  Interest on the outstanding principal amount under the Tier 2 Junior Note is payable monthly in arrears at a rate of 12% per annum.  As additional consideration to induce the Tier 2 Junior Lender to enter into this Promissory Note, the Company issued the Tier 2 Junior Lender, 48,414,132 shares of CornerWorld Corporation Common stock.  IUH is a partnership whose limited partners include friends and family of the Company’s Chief Executive Officer.  The Company paid approximately $15,500 in interest during the year ended April 30, 2011 to IUH as a result of this note.  The balance of this note totaled $1,500,000 at April 30, 2011.

As part of the February 23, 2009 Woodland Acquisition, the Company borrowed $1,900,000 from IU Investments LLC. On March 30, 2011, the Company entered into Amendment No. 3 (“IU Amendment No. 3”) to its Promissory Note to IU Investments, LLC (the “Tier 3 Junior Note”).  IU Amendment No. 3 revised the repayment schedule of the Tier 3 Junior Note such that the Company will make principal payments totaling $27,417/month until February 28, 2012, after which time the Company will pay $67,200 annually beginning March 31, 2012 until such time as the Tier 3 Junior Note is paid in full on March 31, 2016. Interest payments will be payable monthly at a rate of 10% per annum.  A member of the Company’s Board of Director as well as one of the selling partners of Enversa is an employee of the parent of IU Investments, LLC. The Company recorded interest of $104,324 and $177,219 on this facility during the years ended April 30, 2011 and 2010, respectively. The balance of this note totaled $610,166 at April 30, 2011.

As part of the Enversa acquisition, the Company borrowed $1,500,000 from Internet University, Inc., Marc Blumberg and Marc Pickren (collectively, the “Enversa Sellers”).   Mr. Blumberg is a member of the Company’s Board of Director as well as the president of Internet University, Inc. and Mr. Pickren is the President of the Company.  On March 30, 2011, the Company entered into amendments to its promissory notes with the Enversa Sellers (collectively the “Tier 4 Junior Notes”). The amendments to the Tier 4 Junior Notes revised the repayment schedules of the Tier 4 Junior Notes such that principal payments would be payable annually beginning on March 31, 2012 until such time as the Tier 4 Junior Notes mature on March 31, 2016. Interest payments will be payable monthly at a revised rate of 15% per annum. The Company recorded interest of $65,997 and $115,247 on this facility during the years ended April 30, 2011 and 2010, respectively.   The balance of these notes totaled $1,364,199 at April 30, 2011.

On March 30, 2011, the Company entered into a subordinated $400,000 promissory note (the “Tier 5 Junior Note”) with Internet University.  Principal under the Tier 5 Junior Note is payable in monthly installments of $25,000  commencing on April 30, 2011 until such point as the Tier 5 Junior Note matures on April 30, 2012.  Interest on the outstanding principal amount under the Tier 5 Junior Note is payable monthly in arrears at a rate of 15% per annum.  As additional consideration to induce the Tier 5 Junior Lender to enter into this Promissory Note, the Company issued the Tier 5 Junior Lender, 12,910,435 shares of CornerWorld Corporation Common stock.  The Company recorded interest of $5,000 on this facility during the year ended April 30, 2011.  The balance of this note totaled $375,000 at April 30, 2011.

On March 30, 2011, the Company entered into a subordinated $389,942 promissory note (the “Tier 7 Junior Note”) with Scott N. Beck, the Company’s Chief Executive Officer.  Principal under the Tier 7 Junior Note is payable in monthly installments of $12,746  commencing on April 30, 2011 until such point as the Tier 7 Junior Note matures on September 30, 2013.  Interest on the outstanding principal amount under the Tier 7 Junior Note is payable monthly in arrears at a rate of 10% per annum.  As additional consideration to induce Mr. Beck to enter into this Promissory Note, the Company issued Mr. Beck 12,585,802 shares of CornerWorld Corporation Common stock.  The Tier 7 Junior Note consists primarily of prior accounts payable; as of April 30, 2010, the Company has accrued liabilities totaling approximately $315,000 to our Chief Executive Officer.  The Company recorded interest of $3,250 on this facility during the year ended April 30, 2011.  The balance of this note totaled $377,196 at April 30, 2011.

On March 30, 2011, the Company entered into an unsecured $37,976 promissory note (the “Tier 8 Junior Note”) with Kelly Larabee Morlan; Ms. Morlan is the Secretary of the Company.  Principal under the Tier 8 Junior Note is payable in monthly installments of $3,165  commencing on April 30, 2011 until such point as the Tier 8 Junior Note matures on March 30, 2012.  Interest on the outstanding principal amount under the Tier 8 Junior Note is payable monthly in arrears at a rate of 10% per annum.  As additional consideration to induce Ms. Morlan to enter into this Promissory Note, the Company issued Ms. Morlan 1,194,215 shares of CornerWorld Corporation Common stock.  The Tier 8 Junior Note is unsecured.  The Company recorded interest of $316 on this facility during the year ended April 30, 2011.  The balance of this note totaled $34,811 at April 30, 2011.

Policy Regarding Transactions with Related Persons

We do not have a formal, written policy for the review, approval or ratification of transactions between us and any director or executive officer, nominee for director, 5% stockholder or member of the immediate family of any such person that are required to be disclosed under Item 404(a) of Regulation S-K. However, our policy is that any activities, investments or associations of a director or officer that create, or would appear to create, a conflict between the personal interests of such person and our interests must be assessed by our Chief Executive Officer and our Chief Financial Officer.

ITEM 8.  Legal Proceedings

From time to time, the Company is involved in litigation matters relating to claims arising from the ordinary course of business. While the results of such claims and legal actions cannot be predicted with certainty, the Company’s management does not believe that there are claims or actions, pending or threatened against the Company, the ultimate disposition of which would have a material adverse effect on our business, results of operations, financial condition or cash flows.

ITEM 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

The Company’s common stock is currently traded on the OTCQB under the symbol "CWRL" and was traded on the Over the Counter Bulletin Board prior to February, 2011 under the same symbol where it had traded dating back to October 6, 2006.  The closing price of our common stock on the OTCQB on May 23, 2011 was $0.31/share.  The following table sets forth the range of high and low prices per share of our common stock for each period indicated.

These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions.

Trading in our common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions.

	High	Low
2011
Quarter ended April 30, 2011	$0.24	$0.02
Quarter ended January 31, 2011	0.04	0.02
Quarter ended October 31, 2010	0.04	0.02
Quarter ended July 31, 2010	0.02	0.02
2010
Quarter ended April 30, 2010	$0.05	$0.02
Quarter ended January 31, 2010	0.06	0.03
Quarter ended October 31, 2009	0.06	0.05
Quarter ended July 31, 2009	0.10	0.05
2009
Quarter ended April 30, 2009	$0.41	$0.10
Quarter ended January 31, 2009	0.47	0.15
Quarter ended October 31, 2008	0.79	0.20
Quarter ended July 31, 2008	0.80	0.26

As of April 26, 2011, there were approximately154 holders of record of our common stock. Because brokers and other institutions hold many of the shares on behalf of shareholders, we are unable to determine the actual number of shareholders represented by these record holders.

The Company has never declared or paid cash dividends on its common stock. Pursuant to its various credit agreements, the Company is precluded from paying dividends.

The Company has two equity compensation plans.  Please see the information found under the “Executive Compensation” section in the proxy statement pursuant to Schedule 14A filed by the Company on August 30, 2010 with the Securities and Exchange Commission, and which is incorporated herein by reference.

ITEM 10.  Recent Sales of Unregistered Securities.

On March 30, 2011, concurrent with the financing of the Lump Sum Payment, the Board of the Company approved the following issuances of common stock:

Name of Person or entity:	Number of Shares Issued
Scott Beck	12,585,802
V. Chase McCrea III	3,000,000
Marc Blumberg	1,800,000
Marc Pickren	4,750,000
Kelly Larabee	1,194,215
IU Holdings II, LP	48,414,132
Joel Brewer	250,000
Patrick Vilyus	500,000
Internet University, Inc.	12,910,435

In addition, on March 30, 2011, concurrent with the financing of the Lump Sum Payment, the Board of the Company approved the following issuances of warrants to purchase the Company ‘s common stock:

Name of Party:	Number of Warrant Shares Issued
Sovereign-Emerald Crest Capital Partners II, LP	4,381,000
Pacific Specialty Insurance Company	4,381,000
Dragonfly Capital Partners, LLC	6,133,406

ITEM 11.  Description of Registrant’s Securities to be Registered.

The Company’s authorized capital stock consists of 10,000,000 shares of preferred stock with a par value of $0.001 per share and 250,000,000 common shares with a par value of $0.001 per share.  As of May 23, 2011, there were 146,972,901 shares of common stock issued and outstanding.  No shares of preferred stock have been issued.

The holders of shares of the Company’s common stock are entitled to one vote per share on matters to be voted upon by the stockholders and are entitled to receive dividends out of funds legally available for distribution when and if declared by our Board.  The Company’s current credit agreements preclude it from declaring or paying dividends.

The holders of shares of our common stock will share ratably in the Company’s assets legally available for distribution to the stockholders in the event of the Company’s liquidation, dissolution or winding up, after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.  To date, the Company has not issued any preferred stock.

The holders of our common stock have no preemptive, redemption, cumulative voting or conversion rights.  The outstanding shares of our common stock are fully paid and non-assessable.

The Articles of Incorporation allow for the issuance of 10,000,000 shares of preferred stock. The Board has the discretion, subject to applicable law and the Articles of Incorporation, to determine the preferences and limitations with respect to any series of preferred stock. These preferences and limitations may include provisions with respect to voting rights, redemption, exchangeability, convertibility, distribution and preference on dissolution. All preferred stock in the same series shall have the same rights and limitations. To date, the Company has not issued any preferred stock, and the Board has not made any determinations with respect to preferred stock.

ITEM 12.  Indemnification of Directors and Officers.

Our Articles of Incorporation contain provisions that indemnify directors and officers of the Company to the full extent permitted by applicable law. These provisions do not limit or eliminate the rights of the company or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, the Articles of Incorporation provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.  Financial Statements and Supplementary Data

Please see the information found under Items 6, 7 and 8 in the annual report on Form 10-K for the year ended April 30, 2010 filed by the Company on August 13, 2010 with the Securities and Exchange Commission, and which is incorporated herein by reference.  In addition, please see the information found in Part I, Item 2, Financial Information, in the quarterly reports on Form 10-Q for the quarters ended July 31, 2010, October 31, 2010 and January 31, 2011 filed by the Company on September 14, 2010, December 15, 2010 and March 17, 2011, respectively, with the Securities and Exchange Commission, and which are incorporated herein by reference.

ITEM 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 15.  Financial Statements and Exhibits

(a)          The following financial statements are filed as part of this report and incorporated by reference to such financial statements found under Item 15 in the annual report on Form 10-K for the year ended April 30, 2010 filed by the Company on August 13, 2010 with the Securities and Exchange Commission:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Stockholders’ Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

The following financial statements are filed as part of this report and incorporated by reference to such financial statements found under Part I, Financial Information, in the quarterly reports on Form 10-Q for the quarters ended July 31, 2010, October 31, 2010 and January 31, 2011 filed by the Company on September 14, 2010, December 15, 2010 and March 17, 2011, respectively, with the Securities and Exchange Commission:

Condensed Consolidated Balance Sheets

Condensed Consolidated Statements of Operations

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

Condensed Consolidated Statements of Cash Flows

Notes to Condensed Consolidated Financial Statements

Exhibits:

Exhibit Numbers	Description
2.1

Share Exchange Agreement, dated May 11, 2007, by and among Cornerworld, Inc. and each of the shareholders of Cornerworld, Inc. and Cornerworld Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed May 30, 2007).

2.2

Letter Agreement, dated June 21, 2007, amending the Share Exchange Agreement, dated May 11, 2007, by and among Cornerworld, Inc. and each of the shareholders of Cornerworld, Inc. and Cornerworld Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed August 15, 2007).

2.3

Amendment No. 2, dated July 27, 2007, to the Share Exchange Agreement, dated May 11, 2007, by and among Cornerworld, Inc. and each of the shareholders of Cornerworld, Inc. and Cornerworld Corporation (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed August 15, 2007).

2.4

Amendment No. 3, dated August 8, 2007, to the Share Exchange Agreement, dated May 11, 2007, by and among Cornerworld, Inc. and each of the shareholders of Cornerworld, Inc. and Cornerworld Corporation (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed August 15, 2007).

2.5

Share Purchase Agreement, dated March 7, 2008, by and among Cornerworld Corporation., Sway, Inc. and the shareholders of Sway, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 13, 2008).

2.6

Amendment No. 1, dated March 12, 2008, to the Share Purchase Agreement, dated March 7, 2008, by and among Cornerworld Corporation, Sway, Inc. and the shareholders of Sway, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed March 13, 2008).

2.7

Share Exchange Agreement and Plan of Merger, dated August 27, 2008, by and among Cornerworld Corporation, Enversa Companies LLC, Leadstream LLC, and the holders of the membership interests of Leadstream (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed September 3, 2008).

2.8

Stock Purchase Agreement, dated February 23, 2009, by and among Cornerworld Corporation, Woodland Holdings Corp., Ned B. Timmer and HCC Foundation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed February 27, 2009).

2.9

Unit Purchase Agreement, dated February 23, 2009, by and among Woodland Holdings Corp., Phone Services and More, L.L.C., T2 Communications, L.L.C. and Ned B. Timmer (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed February 27, 2009).

Exhibit Numbers	Description
3.1

Articles of Incorporation of CornerWorld Corporation, formerly known as Olympic Weddings International, Inc., dated November 9, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form SB-2, filed September 27, 2005).

3.2

Certificate of Correction of CornerWorld Corporation, formerly known as Olympic Weddings International, Inc., dated November 24, 2004 (incorporated by reference to Exhibit 3.2  to the Company’s Form 10-Q, filed December 15, 2010)

3.3

Certificate of Change of CornerWorld Corporation, formerly known as Olympic Weddings International, Inc., dated October 18, 2006 (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K, filed October 25, 2006).

3.4

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations of CornerWorld Corporation, formerly known as Olympic Weddings International, Inc., dated May 4, 2007 (incorporated by reference to Exhibit 3.2  to the Company’s Form 10-Q, filed December 15, 2010)

3.5

Bylaws of CornerWorld Corporation, formerly known as Olympic Weddings International, Inc., dated November 9, 2004 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form SB-2, filed September 27, 2005).

4.1

Form of Registration Rights Agreement, dated August 27, 2008 by and among Cornerworld Corporation, Internet University, Inc., Marc Blumberg and Marc Pickren (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed September 3, 2008).

10.1

Form of Promissory Note, dated August 27, 2008, issued by Cornerworld Corporation to Leadstream Members (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed September 3, 2008).

10.2

Subscription Agreement, dated February 23, 2009, by and between Cornerworld Corporation and IU Investments, LLC (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed February 27, 2009).

10.3

Promissory Note, dated February 23, 2009, issued by Cornerworld Corporation to IU Investments, LLC (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed February 27, 2009).

10.4

Letter Agreement with Oberon Securities, LLC, dated February 20, 2009, by and between Cornerworld Corporation and Oberon Securities, LLC (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K, filed February 27, 2009).

10.5w

Warrant to purchase 250,000 shares of Cornerworld Corporation common stock, dated February 23, 2009, issued by Cornerworld Corporation to Peter Lazor (incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K, filed February 27, 2009).

10.6w

Employment Agreement between CornerWorld Corporation and Scott N. Beck dated August 22, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q/A, filed July 27, 2010).

10.7w	Warrant issued to Marc Blumberg dated November 21, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q/A, filed July 27, 2010).
10.8w	Warrant issued to Marc Blumberg dated February 23, 2009 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q/A, filed July 27, 2010).
10.9w	Warrant issued to Scott N. Beck dated February 23, 2009 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q/A, filed July 27, 2010).
10.10

Amendment No. 1 to Promissory Note dated as of March 31, 2010 between CornerWorld Corporation and  IU Investments, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 6, 2010)

10.11

Amendment No. 2 to Line of Credit dated as of March 31, 2010 between Enversa Companies and Internet University, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 6, 2010)

10.12

Amendment No. 1 to Promissory Note dated as of March 31, 2010 between CornerWorld Corporation and  Internet University, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 6, 2010)

10.13

Amendment No. 1 to Promissory Note dated as of March 31, 2010 between CornerWorld Corporation and  Marc Blumberg (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 6, 2010)

10.14

Amendment No. 1 to Promissory Note dated as of March 31, 2010 between CornerWorld Corporation and  Marc Pickren (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 6, 2010)

10.15

Amendment No. 2 to Promissory Note dated as of May 14, 2010 between CornerWorld Corporation and IU Investments, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed May 21, 2010)

Exhibit Numbers	Description
10.16

Employment Agreement between CornerWorld Corporation and V. Chase McCrea III, effective August 1, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed October 12, 2010)

10.17	Settlement Agreement dated February 3, 2011 by and between CornerWorld Corporation and Ned B. Timmer. (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, filed December 15, 2010)
10.18

Stock Option Agreement dated  October 13, 2010 between CornerWorld Corporation and V. Chase McCrea III, Chief Financial Officer (incorporated by reference to Exhibit 10.2  to the Company’s Form 10-Q, filed December 15, 2010)

10.19

Credit Agreement dated as of March 30, 2011 by and among Enversa Companies, LLC & S Squared, LLC and Pacific Specialty Insurance Company & Sovereign - Emerald Crest Capital Partners II, LP  (incorporated by reference to Exhibit 10.1  to the Company’s Form 8-K, filed April 5, 2011)

10.20

Promissory Note dated as of March 30, 2011 by and among Enversa Companies, LLC & S Squared, LLC and Pacific Specialty Insurance Company (incorporated by reference to Exhibit 10.2  to the Company’s Form 8-K, filed April 5, 2011)

10.21

Promissory Note dated as of March 30, 2011 by and among Enversa Companies, LLC & S Squared, LLC and Sovereign - Emerald Crest Capital Partners II, LP (incorporated by reference to Exhibit 10.3  to the Company’s Form 8-K, filed April 5, 2011)

10.22

Warrant dated as of March 30, 2011 for Pacific Specialty Insurance Company purchase 4,381,004 Shares of Common Stock  (incorporated by reference to Exhibit 10.4  to the Company’s Form 8-K, filed April 5, 2011)

10.23

Warrant dated as of March 30, 2011 for Emerald Crest Capital Partners II, LP purchase 4,381,004 Shares of Common Stock (incorporated by reference to Exhibit 10.5  to the Company’s Form 8-K, filed April 5, 2011)

10.24	A form of the Pledge and Security Agreement dated as of March 30, 2011 (incorporated by reference to Exhibit 10.6 to the Company’s Form 8-K, filed April 5, 2011)
10.25

Subordination Agreement dated as of March 30, 2011 by and among Enversa Companies, LLC & S Squared, LLC and Pacific Specialty Insurance Company & Sovereign - Emerald Crest Capital Partners II, LP (incorporated by reference to Exhibit 10.7  to the Company’s Form 8-K, filed April 5, 2011)

10.26

Joinder Agreement dated as of March 30, 2011 by and among Enversa Companies, LLC & S Squared, LLC and Pacific Specialty Insurance Company & Sovereign - Emerald Crest Capital Partners II, LP (incorporated by reference to Exhibit 10.8  to the Company’s Form 8-K, filed April 5, 2011)

10.27

Promissory Note dated as of March 30, 2011 by and among Enversa Companies, LLC & S Squared, LLC and IU Holdings, LP (incorporated by reference to Exhibit 10.9  to the Company’s Form 8-K, filed April 5, 2011)

10.28

Amendment No. 3 to Promissory Note dated as of March 30, 2011 between CornerWorld Corporation and IU Investments, LLC (incorporated by reference to Exhibit 10.10  to the Company’s Form 8-K, filed April 5, 2011)

10.29

Amendment No. 2 to Promissory Note dated as of March 30, 2011 between CornerWorld Corporation and Internet University, Inc. (incorporated by reference to Exhibit 10.11  to the Company’s Form 8-K, filed April 5, 2011)

10.30

Amendment No. 2 to Promissory Note dated as of March 30, 2011 between CornerWorld Corporation and Marc Blumberg (incorporated by reference to Exhibit 10.12  to the Company’s Form 8-K, filed April 5, 2011)

10.31

Amendment No. 2 to Promissory Note dated as of March 30, 2011 between CornerWorld Corporation and Marc Pickren (incorporated by reference to Exhibit 10.13  to the Company’s Form 8-K, filed April 5, 2011)

10.32

Promissory Note dated as of March 30, 2011 by and among CornerWorld Corporation and Internet University, Inc. (incorporated by reference to Exhibit 10.14  to the Company’s Form 8-K, filed April 5, 2011)

10.33	Promissory Note dated as of March 30, 2011 by and among Woodland Holdings Corporation and Ned Timmer (incorporated by reference to Exhibit 10.15 to the Company’s Form 8-K, filed April 5, 2011)
10.34	Promissory Note dated as of March 30, 2011 by and among CornerWorld Corporation and Scott N. Beck (incorporated by reference to Exhibit 10.16 to the Company’s Form 8-K, filed April 5, 2011)
10.35	Promissory Note dated as of March 30, 2011 by and among CornerWorld Corporation and Kelly Larabee Morlan (incorporated by reference to Exhibit 10.17 to the Company’s Form 8-K, filed April 5, 2011)
10.36	Warrant dated as of March 30, 2011 for Dragonfly Partners to purchase 6,133,406 Shares of Common Stock (incorporated by reference to Exhibit 10.18 to the Company’s Form 8-K, filed April 5, 2011)
21.1	Subsidiaries of Cornerworld Corporation. (incorporated by reference to Exhibit 21 to the Company’s Form 10-K, filed August 13 , 2010)

w	Management plan, compensatory arrangement or employment agreement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CornerWorld Corporation
May 27, 2011

By:	/s/ Scott Beck
Scott Beck
Chairman of the Board of Directors and
Chief Executive Officer